Correspondence


                            INDUSTRIAL MINERALS, INC

                                                              346 Waverly Street
                                                                 Ottawa, Ontario
                                                                         K2P 0W5
                                                               Tel: 613-288-4288
                                                               Tel: 604-970-0901
                                                 e-mail: robertdinning@gmail.com

February 5, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100F Street, N.E.
Washington D.C. 20549 - 7010

Attention Mark A. Wojciechowski - Staff Accountant

Re:      Industrial Minerals, Inc., SEC file No. 0-30651
         Letter of October 28, 2008 Regarding Previous Filings
         -----------------------------------------------------

We have reviewed your comments of October 28, 2008 and respond in the same order as presented in your letter.

1.   The requested representations are at the end of this response letter.

2.   Management Discussion and Analysis
     ----------------------------------

     Yes we shall revise our disclosures and insert the following in an amended Form 10-KSB to be filed after the staff's review of the proposed revisions:

     "In the summer of 2007, the Company undertook an independent validation drilling program that permitted the development of independent assay results and has also provided material to carry out metallurgical testing and validation.

     Six (6) vertical NQ size diamond drill holes were drilled in the eastern part of the deposit for a total of 246.43 meters (808.5 ft) around the location of Pit #1. The last drill hole (DDH-07-06) was drilled in an area of the property previously named "Pencil Zone". Drilling was carried out by George Downing Estate Drilling Ltd from August 1 to August 9, 2007.



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     In addition to the independent drill program, the Company retained Geostat
     Systems International Inc, to prepare its technical report. Geostat Systems International Inc is an engineering consulting company specializing in geostatistics, orebody modeling, resource estimation, exploration, prefeasibility, production and reclamation stage services. Founded in 1981, it is now a subsidiary of SGS Minerals Services, a worldwide consulting concern with 50,000 employees throughout the world.

     Geostat as part of their mandate with the Company provided the following services:

     Independent sampling;
     Independent laboratory test to validate grade, flake, % recovery, and size distribution; Independent diamond drilling and sampling of six holes; Differential GPS survey of the new holes and a sector of the topography; Metallurgical testing and assaying at the Centre de Formation Professionnelle of Val d'Or and at the COREM facilities in Quebec City Quebec.

     Geostat carried out tests on graphite gneiss rock samples taken from the Pit #1 location. A second battery of tests were performed at Ortech, in Mississauga Ontario, with assays at Activation Laboratories Ltd (Actlab) in Ontario to further validate additional parameters. The samples came from parts of the witness core samples housed at the mine site.

     These additional tests have allowed Geostat to conclude that large flakes where present evenly in the various grades and locations drilled in 2007. The actual proven graphite carbon recovery is in the 95% range. The actual flake size distribution before optimization shows approximately 40% in the +48 mesh size, 30% in the 35 to 48 mesh size and 30% in the smaller than 48 mesh fraction.

3.   Contractual Obligations and Other Long-Term Liabilities
     -------------------------------------------------------

     We shall revise our disclosures and insert the following in an amended Form 10-KSB

                                                        Payments due by period
                                            ---------------------------------------------
Contractual Obligations         Total       Less than     1-3       3-5       More than 5
                                            1 year        years     years     years
---------------------------     -------     -----------   -------   -----     -----------
Long Term Debt                  897,607     406,607 (1)   161,000             230,000 (2)
Capital Lease                   0           0             0          0        0
Operating Lease                 0           0             0          0        0
Purchase                        0           0             0          0        0
Other Long Term Liabilities     0           0             0          0        0
                      Total     897,607     406,607 (1)   161,000    0        230,000 (2)

(1)  Unsecured debt without note or interest
(2)  Reclamation deposit with the Province of Ontario

4.   Controls and Procedures
     -----------------------

     We shall revise our disclosures and insert the following in an amended Form 10-KSB

     Disclosure Controls and Procedures

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's ("SEC") rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures that are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized, recorded and reported: and (2) our assets are safeguarded against unauthorized or improper use, to permit the preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles.

     Evaluation of Disclosure Controls and Procedures

     As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) and 15d-15(e). Based upon the foregoing, our Chief Executive Officer and our Chief Financial Officer originally concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in this Report was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instruction for Form 10-KSB. However while management reported on the effectiveness of its Disclosure Controls and Procedures to the board of directors, the Company was also required by regulation to include the report on the effectiveness of Disclosure Controls and Procedures in its original filing of the Annual Report on Form 10-KSB. The Company failed to include the report and as a result, management has revised its conclusion on Disclosure Controls and Procedures that its controls were not effective at December 31, 2007 with respect to the requirement of including the report in the Form 10-KSB.

     Changes in Internal Controls over Financial Reporting

     There have been no changes in our internal controls over financial reporting during the period covered by this report that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

     Inherent Limitations on Effectiveness of Controls

     Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. This is because a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

     Report of Management on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

     In connection with the preparation of this Annual Report on Form 10-KSB for the year ended December 31, 2007, management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal controls over financial reporting, pursuant to Rule 13a-15 under the Exchange Act. Our Chief Executive Officer and Chief Financial Officer concluded and reported to the Board of Directors that the design and operation of our internal controls and procedures were effective as of December 31, 2007.

     There were no significant changes in our internal controls over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

5. As set forth above, I confirm the required 308-T(b) information will be included in the amendment.

6.   Form Type

     The Company confirms that it has evaluated our quarterly filings to determine that all required material information required for a Form 10-Q has in fact been included on the Form 10QSB that was filed.

7. The Company did confirm that it did adopt the provisions of SFAS 123(R) and your comments are so noted.

8.   The exact form certification will be filed with the amendment.

9.   Engineering Comments
     --------------------

     You have requested that in our comments 13 through 18 that we also include historical graphite prices over the last 5 years. Please note that there is no published graphite price list, unlike other commodities like gold, silver, copper, and nickel. The prices are determined by direct negotiation with prospective customers and are not made public.

Representations
---------------

     As President and Chief Executive Officer of Industrial Minerals, Inc., (the "Registrant") I hereby acknowledge the following:

     The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Registrant may not assert staff comments as a defense in any initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


INDUSTRIAL MINERALS, INC.

By: /s/ Robert Dinning
----------------------------
Robert Dinning President and
Chief Executive Officer